PROSPECTUS

Filed pursuant to Rule 424(b)(3)

File No. 333-148897

I-MANY, INC.

7,555,540 SHARES OF COMMON STOCK

This prospectus relates to the offer and sale from time to time of up to 7,555,540 shares of our common stock that are issuable to the shareholders named in the “Selling Stockholders” section of this prospectus.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We have agreed to pay all expenses in connection with the registration of the shares and to indemnify the selling stockholders against certain liabilities.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is traded on the Nasdaq Global Market under the symbol “IMNY.” On February 26, 2008, the closing sale price of our common stock on Nasdaq was $2.48 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 27, 2008.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

I-MANY, INC.

We provide software and related professional services that allow our clients to manage important aspects of their contract-based, business-to-business relationships, including:

•	contract creation, repository, actionable terms tracking, date and event monitoring and reporting;

•	contract compliance management for verification of compliance and accuracy of orders, shipments, invoices, rebates and payments to ensure error-free operations and proper performance-based incentives;

•	cash collection, deductions management and dispute resolution, often based on analysis of agreed to contract terms and conditions; and

•	evaluation of the effectiveness of contracts and business operations.

CORPORATE INFORMATION

We were incorporated in Delaware on April 2, 1998. Our principal executive offices are located at 399 Thornall Street, 12th Floor, Edison, New Jersey 08837, our telephone number at that address is (800) 832-0228 and our Internet address is www.imany.com. The information on our Internet website is not incorporated by reference in this prospectus, and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only. Unless the context otherwise requires, references in this prospectus to “I-many” or the “Company,” “we,” “us,” and “our” refer to I-many, Inc.

THE OFFERING

Common stock offered by selling
stockholders	Up to 7,555,540 shares of our common stock issuable upon conversion of the senior convertible notes held by the selling stockholders. The foregoing number of shares includes the maximum number of shares issuable pursuant to certain “make-whole” adjustment provisions of the senior convertible notes.

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Nasdaq Global Market symbol	IMNY

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

OUR STOCK PRICE MAY BE VOLATILE AND COULD DROP UNEXPECTEDLY

The stock market is currently experiencing significant price and volume fluctuations that have affected the market prices for the securities of a wide range of industries, including technology companies. In addition, the market price of our common stock has historically been volatile and may again fluctuate substantially. As a result, investors in our common stock may experience a decrease in the value of their shares regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation was often brought against that company. Many technology-related companies have been subject to this type of litigation. Litigation is often expensive and diverts management’s attention and resources.

THE COMPANY’S INCREASED LEVERAGE MAY RESTRICT ITS FUTURE OPERATIONS.

The Company has substantial indebtedness, including the senior notes. The payment of interest and principal due under this indebtedness may reduce funds available for other business purposes, including capital expenditures and acquisitions. In addition, the aggregate amount of indebtedness may limit the Company’s ability to incur additional indebtedness, and thereby may limit its operations and strategic expansion.

WE HAVE INCURRED SUBSTANTIAL LOSSES IN RECENT YEARS AND OUR RETURN TO PROFITABILITY IS UNCERTAIN

We incurred net losses of $9.3 million in the year ended December 31, 2005, $15.8 million in the year ended December 31, 2006, and $9.0 million in the nine months ended September 30, 2007, and we had an accumulated deficit at September 30, 2007 of $159.2 million. Our recent results have been impacted by a number of factors, including decisions to defer revenue associated with one of our software products and relatively high research and development expense related to our efforts to resolve deficiencies in that product and the accelerated development of new versions of other products, and we cannot assure you that we will not be affected by these or other factors in future periods. We cannot assure you that we will achieve sufficient revenues to become profitable in the future.

IT IS DIFFICULT FOR US TO PREDICT WHEN OR IF SALES WILL OCCUR AND WHEN WE WILL RECOGNIZE THE REVENUE FROM OUR FUTURE SALES

Our clients view the purchase of our software applications and related professional services as a significant and strategic decision. As a result, clients carefully evaluate our software products and services, often over long periods. The license of our software products may be subject to delays if the client has lengthy internal budgeting, approval and evaluation processes, which are quite common in the context of introducing large enterprise-wide technology solutions. The length of this evaluation process varies from client to client. Our clients have also shown a growing interest in licensing our software on a subscription basis, which results in deferral of payments and revenues that would otherwise be reportable if a traditional perpetual license were executed. Our revenue forecasts and internal budgets are based, in part, on our best assumptions about the mix of future subscription licenses versus perpetual licenses. If we enter into a larger proportion of subscription agreements than planned, we may experience an unplanned shortfall in revenues or cash during that quarter. A significant percentage of our expenses, particularly personnel costs and rent, are fixed costs and are based in part on expectations of future revenues. We may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in revenues and cash. Accordingly, shortfalls in current revenues, as we experienced in recent quarters, may cause our operating results to be below the expectations of public market analysts or investors, which could cause the value of our common stock to decline.

WE CANNOT GUARANTEE THAT OUR DEFERRED REVENUE WILL BE RECOGNIZED AS PLANNED

In 2005 we became aware of certain deficiencies in the then-current version of one of our software products, which had first been shipped to customers in the fourth quarter of 2004. These deficiencies have resulted in delays and other problems with implementations of the software for several customers. Although we successfully completed implementations of the newest version of this software at three customer sites and made progress with other customer implementations during the most recent quarter, we are continuing to defer all recurring, services and license revenue in connection with (i) implementations of this software program that are not yet complete, and (ii) any customers for which a concession is probable and an agreement formalizing a concession amount has not been executed. Also, we have entered into concession agreements which resulted in the Company agreeing to provide a partial refund and a credit for future maintenance and support to separate customers, and we may enter into concessions with other customers in connection with this software product that will result in either credits for future services or refunds. As of September 30, 2007, we have deferred $1.3 million of otherwise-recognizable license and professional service revenue. If we are not successful in completing the implementation of the software at customer sites on a timely basis, our income and financial condition may be materially adversely affected, including that we may not be able to recognize as much of this deferred revenue as we have projected.

OUR CASH POSITION HAS DECLINED AND WILL LIKELY CONTINUE TO DECLINE UNTIL WE RETURN TO SUSTAINED PROFITABILITY

Our future long-term capital needs will depend significantly on the rate of growth of our business, our profitability, the mix of subscription licensing arrangements versus perpetual licenses sold, possible acquisitions, the timing of expanded product offerings and the success of these offerings if and when they are launched. Accordingly, our future long-term cash needs and cash flows are subject to substantial uncertainty. If our current balance of cash and cash equivalents is insufficient to satisfy our long-term liquidity needs, we may seek to sell additional equity or debt securities to raise funds, and those future securities may have rights, preferences or privileges senior to those of the rights of our common stock. In connection with a sale of stock, our stockholders would experience dilution. In addition, we cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

WE MAY NOT BE SUCCESSFUL IN DEVELOPING OR ACQUIRING NEW TECHNOLOGIES OR BUSINESSES AND THIS COULD HINDER OUR EXPANSION EFFORTS

In the near term we expect to continue our product research and development efforts at levels similar to current expenditures. We have had quality issues with one of our software products, which have affected our sales and have caused us to defer revenue recognition, and these issues may continue. We may consider additional acquisitions of or new investments in complementary businesses, products, services or technologies. We cannot assure you that we will be successful in our product development efforts or that we will be able to identify appropriate acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders and the issuance of debt could limit our available cash and accordingly restrict our activities. We recently announced that we have signed a definitive acquisition agreement for certain software products owned by Global Health Exchange LLC for approximately $2.2 million in cash.

WE HAVE MANY COMPETITORS AND POTENTIAL COMPETITORS AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY

The market for our products and services is competitive and subject to rapid change. We encounter significant competition for the sale of our contract management software from the internal information systems departments of existing and potential clients, software companies that target the contract management markets and professional services organizations. Our competitors vary in size and in the scope and breadth of products and services offered. We anticipate increased competition for market share and pressure to reduce prices and make sales concessions, which could materially and adversely affect our revenues and margins.

WE HAVE MULTIPLE FACILITIES AND WE MAY EXPERIENCE DIFFICULTIES IN OPERATING FROM THESE DIFFERENT LOCATIONS

We operate out of our corporate headquarters in Edison, New Jersey, engineering offices in Redwood City, California and Portland, Maine, and an office facility in London, England. We have also recently opened an engineering office in Gandhinagar, India. The geographic distance between our offices makes it more challenging for our management and other employees to collaborate and communicate with each other than if they were all located in a single facility, and, as a result, increases the strain on our managerial, operational and financial resources. Also, a significant number of our sales and professional services employees work remotely out of home offices, which adds to this strain.

WE MAY NOT BE SUCCESSFUL IN RETAINING AND ATTRACTING TALENTED AND KEY EMPLOYEES

We depend on the services of our senior management and key technical personnel. The loss of the services of key employees, and the inability to attract new employees to fill crucial roles, could have a material adverse effect on our business, financial condition and results of operations.

OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY MAY NOT BE FULLY EFFECTIVE, AND WE MAY INADVERTENTLY INFRINGE ON THE INTELLECTUAL PROPERTY OF OTHERS

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain the use of information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. We cannot assure investors that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

We are not aware that any of our products infringe the proprietary rights of third parties. We cannot assure investors, however, that third parties will not claim infringement by us with respect to current or future products. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business, operating results and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements made under the provisions of The Private Securities Litigation Reform Act of 1995. We may, in some cases, use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” “would” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the occurrence of events inconsistent with assumptions underlying our “critical accounting policies” and risks relating to: unforeseen technical or practical impediments to planned software development, which could affect our product release timetable; the inherent risks of large software implementation projects, which can cause customer disagreements that could affect our ability to collect both services and license revenue, whether recognized or deferred; the possibility that customers could cancel maintenance and support services at the time of annual renewal, which could decrease our base of recurring revenue; the possibility that current economic conditions will not improve as anticipated or will deteriorate; the possibility that extraordinary events outside our control could extend the length of the sales cycle for our products or make the market for our products more unpredictable; and the risk that we will not be successful in opening new markets for our products. We have included these and other important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Any such forward-looking statements represent management’s views as of the date of the document in which such forward-looking statement is contained. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq Global Market listing fees and fees and expenses of our counsel and our accountants.

PRIVATE PLACEMENT OF CONVERTIBLE NOTES

On December 31, 2007, we entered into a securities purchase agreement pursuant to which we agreed to issue and sell to a group of certain institutional investors an aggregate of $17 million original principal amount of senior convertible notes (the “Notes”). The Notes bear interest at a rate of 6.5% per year on the principal amount. Interest is payable quarterly in arrears in cash on March 31, June 30, September 30 and December 31 of each year, beginning on March 31, 2008. The Notes mature on December 31, 2012, subject to earlier conversion or redemption.

At any time following the issuance of the Notes, the investors may elect to convert the Notes into shares of our common stock at a conversion price of $3.8192, subject to adjustment. We may require the Notes to be converted at any time after December 31, 2009 if certain market price and other conditions are met.

At any time on or after December 31, 2010 we may, in our sole discretion, redeem all or a portion of the outstanding notes in accordance with the procedures set forth in the Notes. The investors may require the redemption of the Notes on December 31, 2010. The redemption will be at the applicable conversion price plus any accrued and unpaid interest.

In the event of a change of control, the holders may require a redemption of the Notes. If the holders elect to convert the Notes in connection with a change of control, the conversion rate is subject to adjustment pursuant to a “Make Whole Premium” table set forth in the Notes.

The Notes constitute senior obligations of the Company and are senior in right of payment to any existing or future subordinated indebtedness or other subordinated obligations of the Company. The Notes contain certain covenants restricting the incurrence of additional indebtedness and liens, among other restrictions. Upon an event of default, the holders of at least 25% of the principal amount of the Notes can accelerate and require redemption.

The Notes have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes were issued in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof and Regulation D thereunder.

On December 31, 2007, we also entered into a registration rights agreement with the purchasers of the Notes, agreeing to file a registration statement with the Securities and Exchange Commission, or the SEC, relating to the resale of the common stock issuable upon conversion of the Notes. We will pay all expenses incurred in connection with the registration. The registration statement of which this prospectus is a part is the registration statement referred to in that registration rights agreement.

DILUTION

This offering is for sales of shares of our common stock by our existing stockholders on a continuous or delayed basis in the future. Sales of common stock by stockholders will not result in a change to our net tangible book value per share before and after the distribution of shares by the selling stockholders. Prospective investors should be aware, however, that the market price of our shares may not bear any rational relationship to net tangible book value per share.

SELLING STOCKHOLDERS

The shares of common stock issuable upon conversion of the senior convertible notes are being offered by the selling stockholders. For additional information regarding the issuance of those convertible notes, see “Private Placement of Convertible Notes” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. To our knowledge, the selling stockholders have not had any material relationship with us within the past three years, except for (i) the ownership of the senior convertible notes issued pursuant to the securities purchase agreement, (ii) the selling stockholders affiliated with Ramius Capital Group, L.L.C., for whom Mark R. Mitchell, a member of the Company’s board of directors, is an executive officer, (iii) Gagnon Securities LLC, an existing stockholder of ours, who is affiliated with certain of the selling stockholders listed in the table below, and (iv) certain of the selling stockholders participated in our common stock offering in November 2006.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the senior convertible notes, as of January 28, 2008, assuming conversion of all senior convertible notes held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.

The fourth column lists the shares of common stock being offered by this prospectus by the selling stockholders. The actual number of shares of common stock covered by this prospectus, and included in the registration statement of which this prospectus forms a part, includes additional shares of common stock that may be issued pursuant to certain “make-whole” adjustment provisions of the senior convertible notes.

Pursuant to a registration rights agreement with the selling stockholders, we filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part, with respect to the resale or other disposal of the shares of common stock offered by this prospectus or interests therein from time to time on The NASDAQ Global Market, in privately negotiated transactions or otherwise. We have also agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective for the period of time required under our agreements with the selling stockholders. In accordance with the terms of the registration rights agreement, this prospectus generally covers the resale of all of the number of shares of common stock issuable upon conversion of the senior convertible notes, including the maximum number of shares issuable under certain “make-whole” adjustment provisions of the senior convertible notes.

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. In addition, because the conversion price of the senior convertible notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fifth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the senior convertible notes, a selling stockholder may not convert the senior convertible notes to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99%, or in the case of Twin Oaks QP, L.P., Twin Oaks, L.P., and the selling stockholders affiliated with Ramius Capital Group, L.L.C., 9.99% (following such time as Mark R. Mitchell, an executive officer of Ramius Capital Group, L.L.C., ceases to be a member of our board of directors), of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the senior convertible notes which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of our common stock. Shares of common stock issuable upon exercise or conversion of warrants, stock options or notes that are exercisable or convertible within 60 days after January 25, 2008 are deemed to be beneficially owned by the person holding the warrants, stock options or notes. Unless otherwise indicated below, to our knowledge, all persons named in this table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Name of Selling Stockholder (1)	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered (3)	Shares of Common Stock to be Beneficially Owned After Offering
	Total Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned (2)		Total Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned (2)
Highbridge International LLC (4)	1,734,751	5.2%	2,610,214	196,994	*
Portside Growth and Opportunity Fund (5)	768,879	2.5	1,305,108	0	*
Parche, LLC (6)	642,403	1.4	208,818	519,382	*
Starboard Value and Opportunity Master Fund Ltd. (7)	1,688,920	4.0	1,096,290	1,043,062	1.7%
Twin Oaks QP, LP (8)	1,067,809	2.0	766,665	616,143	1.0

Name of Selling Stockholder (1)	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered (3)	Shares of Common Stock to be Beneficially Owned After Offering
	Total Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned (2)		Total Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned (2)
Twin Oaks, L.P. (9)	704,343	1.8	543,999	383,857	*
Gagnon Investment Associates Master Fund (10)	1,169,019	2.2	644,444	524,575	*
Fallen Angel Partnership (10)	144,139	*	51,112	114,027	*
Darwin Partnership (10)	94,438	*	51,112	64,326	*
Iroquois Master Fund Ltd. (11)	187,037	*	188,889	75,757	*
Clarion Capital Corporation (12)	216,508	*	88,889	164,141	*

*	Less than one percent.

(1)	The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

(2)	Percentage of beneficial ownership is based on 52,399,242 shares of common stock issued and outstanding on January 25, 2008. Shares of common stock subject to options, warrants or notes currently exercisable or convertible, or exercisable or convertible within 60 days of January 25, 2008, are deemed outstanding for computing the percentage of the person holding such options, warrants, or notes, but are not deemed outstanding for computing the percentage for any other person. It is assumed that all of the shares being offered in this prospectus will be outstanding after the offering.

(3)	Pursuant to the terms of a registration rights agreement with the selling stockholders, we are required to register the maximum number of shares issuable under certain “make-whole” adjustment provisions of the senior convertible notes. The terms of the notes themselves provide that in the event of a change of control, the conversion rate is subject to adjustment pursuant to a “Make Whole Premium” table set forth in the notes. The number of shares being offered by each holder reflects the maximum conversion rate that could result from such adjustment.

(4)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(5)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment advisor of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(6)	RCG Starboard Advisors, LLC (“RCG Starboard Advisors”) is the managing member of Parche, LLC (“Parche”) and consequently has voting control and investment discretion over securities held by Parche. RCG Starboard Advisors disclaims beneficial ownership of the securities held by Parche. Ramius Capital Group, L.L.C. (“Ramius Capital”) is the sole member of RCG Starboard Advisors. Ramius Capital disclaims beneficial ownership of the securities held by Parche. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(7)	RCG Starboard Advisors, LLC (“RCG Starboard Advisors”) is the investment manager of Starboard Value and Opportunity Master Fund, Ltd. (“Starboard”) and consequently has voting control and investment discretion over securities held by Starboard. RCG Starboard Advisors disclaims beneficial ownership of the securities held by Starboard. Ramius Capital Group, L.L.C. (“Ramius Capital”) is the sole member of RCG Starboard Advisors. Ramius Capital disclaims beneficial ownership of the securities held by Starboard. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(8)	Twin Oaks QP, L.P. is an investment fund managed and advised by Donald P. Moriarty, Robert F. Moriarty, and Timothy E. Moriarty. Donald P. Moriarty, Robert F. Moriarty, and Timothy E. Moriarty have voting control and investment discretion over securities held by Twin Oaks QP, L.P. and as a result may be considered beneficial owners of any shares deemed to be beneficially owned by Twin Oaks QP, L.P. Donald P. Moriarty, Robert F. Moriarty, and Timothy E. Moriarty disclaim beneficial ownership of these shares.

(9)	Twin Oaks, L.P. is an investment fund managed and advised by Donald P. Moriarty, Robert F. Moriarty, and Timothy E. Moriarty. Donald P. Moriarty, Robert F. Moriarty, and Timothy E. Moriarty have voting control and investment discretion over securities held by Twin Oaks, L.P. and as a result may be considered beneficial owners of any shares deemed to be beneficially owned by Twin Oaks, L.P.

(10)	Neil Gagnon maintains the power to vote or dispose of the shares held by Gagnon Investment Associates Master Fund, Darwin Partnership and Fallen Angel Partnership.

(11)	Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(12)	Morton A. Cohen maintains the power to vote or dispose of the shares held by Clarion Capital Corporation.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the senior convertible notes to permit the resale of these shares of common stock by the holders of the senior convertible notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	on an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	in short sales;

•	in sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock issuable upon conversion of the senior convertible notes owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $26,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by our general counsel, Robert G. Schwartz, Jr.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this registration statement and prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all the shares covered by this prospectus.

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2006;

(2)	Our Definitive Proxy Materials filed with the SEC on April 13, 2007;

(3)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

(4)	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007;

(5)	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007;

(6)	Our Current Report on Form 8-K filed with the SEC on January 18, 2007;

(7)	Our Current Reports on Form 8-K filed with the SEC on February 13, 2007;

(8)	Our Current Report on Form 8-K filed with the SEC on April 30, 2007;

(9)	Our Current Report on Form 8-K filed with the SEC on May 30, 2007;

(10)	Our Current Report on Form 8-K filed with the SEC on July 31, 2007;

(11)	Our Current Report on Form 8-K filed with the SEC on October 30, 2007;

(12)	Our Current Report on Form 8-K filed with the SEC on December 31, 2007;

(13)	Our Current Report on Form 8-K filed with the SEC on January 2, 2008;

(14)	Our Current Report on Form 8-K filed with the SEC on January 10, 2008;

(15)	Our Current Report on Form 8-K filed with the SEC on February 5, 2008;

(16)	Our Current Report on Form 8-K filed with the SEC on February 7, 2008;

(17)	Our Current Report on Form 8-K filed with the SEC on February 20, 2008;

(18)	Any other filings we make pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(19)	The description of our common stock contained in our Registration Statement on Form 8-A dated June 23, 2000, including any amendments or reports filed for the purpose of updating that description.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

I-many, Inc.

511 Congress Street

Portland, Maine 04101

Attention: Investor Relations

Telephone: (207) 774-3244